November 24, 1999

Board of Directors
AmTec, Inc.
599 Lexington Avenue
44th Floor
New York, New York  10022-6030


Ladies and Gentlemen:

      We understand that AmTec, Inc. (the "Company") and Terremark Holdings, Inc. ("Terremark") have entered into an Agreement and Plan of Merger (the "Agreement") dated November __, 1999, pursuant to which Terremark will be merged with and into the Company, with the Company being the surviving entity (the "Merger"). Pursuant to the Agreement, each share of the common stock of the Company, $0.001 par value (the "Company Common Stock") then issued and outstanding shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent one share of common stock, $0.001 par value, of the Surviving Corporation (as defined in the Agreement) (the "Post Merger Common Stock") and any rights to receive Company Common Stock (including options, warrants and convertible preferred stock) shall automatically be converted to a right to receive an equal number of the Post Merger Common Stock, such that, immediately after the Effective Time (as defined in the Agreement), all holders of the Company Common Stock, together with the holders of any rights to receive Company Common Stock shall, in the aggregate and on a fully diluted basis, hold 38.5% of the Post Merger Common Stock of the Surviving Corporation.

      Furthermore, pursuant to the Agreement, each share of common stock, par value $0.01 per share, of Terremark (the "Terremark Common Stock") then issued and outstanding shall, by virtue of the Merger and without any action on the part of the holder thereof, become the right to receive fully paid and nonassessable shares of the Post Merger Common Stock, such that, immediately after the Effective Time, all holders of the Terremark Common Stock shall, in the aggregate and on a fully diluted basis, hold 61.5% of the Post Merger Common Stock.

      In addition, the parties to the Agreement have acknowledged that Terremark at Bayshore, Inc., Terremark Centre, Inc. and ACGDI, Inc. (each of which is a Florida corporation and which are collectively referred to as the "Partners"), has sold to Terremark their interests in Terremark Centre Limited, a Florida limited partnership, the owner of certain real property referred to as the Terremark Centre located at 2601 South Bayshore Drive, Coconut Grove, Florida, for a purchase price equal to the difference between $56,000,000 and the (at the time of the sale) outstanding principal balance of the first mortgage loan in favor of Principal Mutual Insurance Company (the "Proceeds"). The Company has agreed to, at the Effective Time, sell to the Partners, or their assignees, for the Proceeds, such number of shares of Post Merger Common Stock as shall be equal, in the aggregate and on a fully diluted basis, 35% of the Post Merger Common Stock of the Surviving Corporation (the "Stock Purchase") pursuant to a certain Stock Purchase Agreement which was executed contemporaneously with the Agreement between the Company and Vistagreen Holdings (Bahamas), Ltd., a Bahamian international business corporation. Upon the closing of the Merger and the Stock Purchase (collectively, the "Transaction"), the percentage ownership of the holders of the Company Common Stock shall be 25%, the percentage ownership of the Partners shall be 35%, and the percentage ownership of the existing holders of the Terremark Common Stock shall be 40%, each such percentage representing the respective ownership of such persons of the Post Merger Common Stock.

      You have requested our opinion and advice, as investment bankers, as to the Transaction, as set forth below.

      Please be aware that we have not been asked to render, and are not rendering, an opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock, of the consideration to be offered in the Transaction.

      In conducting our analysis and arriving at our conclusion as expressed herein, we have, among other things:

     (i) reviewed certain publicly available business and financial information relating to the Company and Terremark that we deemed to be relevant;

     (ii) read the letter of intent, memorandum of understanding and draft merger [and stock purchase]documents;

     (iii) reviewed the Base Case and Management Case valuation of the Company, dated November 1, 1999, compiled by the Company;

     (iv) spoke with CIBC World Markets regarding the activities they engaged in on behalf of the Company over the last year;

     (v) reviewed the terms of the financing alternatives as provided by the Company;

     (vi) visited Terremark Centre;

     (vii) visited potential development sites;

     (viii) reviewed the relevant documentation relating to the operating business of Terremark;

     (ix) reviewed certain internal information, primarily financial in nature, including financial forecasts and other financial and operating data relating to strategic implications and operational benefits anticipated to result from the Transaction, provided to us by management of the Company and Terremark; and

     (x) conducted discussions with members of senior management of the Company and Terremark concerning the operations, historical financial statements and future prospects of the Company and Terremark.

     We have also met with certain officers and employees of the Company and Terremark concerning its business and operations, properties, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In formulating our opinion as to the Transaction as set forth below, we have considered, without independent investigation, the following information which was provided to us by the management of the Company and
Terremark:

     (i) The Company, with CIBC World Market's assistance, has tried for over a year and a half to raise money but has not been successful;

     (ii) The Company currently has a serious liquidity problem that cannot be satisifed from its cash flows and accordingly, the Company needs a capital infusion to fund the new initiatives and operating expenses;

     (iii) The Company's urgent need for capital and lack of other options for raising funds;

     (iv) Terremark has been operating as a "pass through" real estate company with many different partnerships set up for which they do advisory business and financing; and

     (v) Based on information provided by Terremark, we estimate that Terremark's current actual value is approximately $10 million which may be viewed as conservative due to (a) the fact that many of Terremark's management agreements are not well documented and therefore, are not accurately reflected in the Company's value and (b) that such valuation does not take into account the goodwill developed by Terremark and its principal, Manny Medina, for its business.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information that is publicly available or that has been provided to us by the Company and Terremark and have not attempted independently to verify such information, nor do we assume any responsibility to do so. With respect to financial forecasts, and other information provided to or reviewed by us, we have been advised by the management of the Company and Terremark that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company and Terremark as to the expected future financial performance of the Company and Terremark and the strategic implications and operational benefits anticipated from the Transaction. We have not assumed any responsibility for the information provided to us and we have further relied on the assurances of managements of the Company and Terremark that they were unaware of any facts that would make the information or forecasts provided to us incomplete or misleading. We have also assumed with your consent that (i) the Transaction will be consummated in accordance with the terms described in the Agreement and (ii) the Stock Purchase will be consummated in accordance with the terms of the Stock Purchase. In arriving at our opinion, we have not performed or been furnished with any independent evaluation or appraisal of the assets, properties or liabilities (contingent or otherwise) of the Company or Terremark. We have visited but have not conducted any physical inspection of the properties or assets of the Company or Terremark. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience as investment bankers in general. Our opinion is necessarily based on economic, market, financial and other conditions, and the information made available to us, as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based. Our opinion as expressed below does not imply any conclusion as to the likely trading range of the Company Common Stock prior to or to Post Merger Common Stock subsequent to the consummation of the Transaction, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

      We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for such services. In the ordinary course of our business, we actively trade the securities of the Company for our own account and for the accounts of others and, accordingly, may at any time hold a long or short position in such securities. It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company and is not to be used for any other purpose, or reproduced, disseminated, summarized, quoted, excerpted from or referred to at any time, in whole or in part, without our prior written consent.

      Based upon and subject to the foregoing, it is our opinion as investment bankers, that, as of the date hereof, from a financial point of view, the Transaction is the Company's best alternative for carrying out its plans and programs.

                                    Very truly yours,

                                    RAMIUS CAPITAL GROUP, LLC


                                    By:_______________________________
                                       Peter A. Cohen, Manager